Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
August 7, 2006

06015969

SUPPL

RECEIVED
2006 AUG 14 P 1:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Fin
Division of Corporation Finance
Securities and Exchange Commissio
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b).

Annex A lists all documents published, filed or distributed by Kao since July 1, 2006 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b) (4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared and original Japanese documents of Annex A are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal-Global at 011-813-3660-7404 (telephone) or 011-813-3660-7942 (facsimile).

PROCESSED
AUG 14 2006
THOMSON FINANCIAL

Very truly yours,

Kao Corporation

By /s/ Tadaaki Sugiyama
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

Enclosures: Annex A

dlw 8/14

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE July 1, 2006

A. ENGLISH LANGUAGE DOCUMENTS

(1) Business Results released on July 24, 2006 (Attached hereto as Exhibit A-1 and the original document in Japanese is Exhibit B-1)

(2) Presentation Materials used in a conference call held on July 26, 2006 (Attached hereto as Exhibit A-2 and the original document in Japanese is Exhibit B-2)

Exhibit A-1

RECEIVED
2006 AUG 14 P 1:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Kao Corporation

News Release

July 24, 2006

Summary of Consolidated Business Results for the First Quarter Ended June 30, 2006

Tokyo, July 24, 2006 — Kao Corporation today announced its consolidated business results for the three months ended June 30, 2006, the first quarter of the year ending March 31, 2007. The following summary of the business results that Kao submitted to the Tokyo Stock Exchange is unaudited and for reference only.

Ticker code: 4452

Consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

	First quarter ended June 30				Fiscal 2005, ended
	2006	2005	Change	2006 (US$)	March 31, 2006
	Yen		%	U.S. dollars	Yen
Net sales	**¥283,854**	¥233,165	21.7	**$2,463.2**	¥971,230
Operating income	**24,197**	26,887	(10.0)	**210.0**	120,134
Ordinary income	**24,531**	27,652	(11.3)	**212.9**	121,956
Net income	**12,806**	15,056	(14.9)	**111.1**	71,140
Total assets	**1,220,052**	679,146		**10,587.1**	1,220,564
Total net assets	**519,320**	452,582		**4,506.4**	509,676
Net worth/total assets	**41.8%**	66.6%		-	41.8%
Total net worth per share (yen/US$)	**934.88**	832.61	12.3	**8.11**	935.11
Net income per share (yen/US$)	**23.50**	27.67	(15.1)	**0.20**	130.58
Net income per share, diluted (yen/US$)	**23.48**	27.58	(14.9)	**0.20**	130.28
	Yen			U.S. dollars	Yen
Net cash provided by operating activities	**18,623**	13,133		**161.6**	117,292
Net cash used in investing activities	**(13,812)**	(911)		**(119.9)**	(479,535)
Net cash provided by (used in) financing activities	**(9,085)**	(13,230)		**(78.8)**	356,721
Cash and cash equivalents at end of period	**63,397**	69,871		**550.1**	67,527

Notes:

1. *Net income per share is computed based on the weighted average number of shares outstanding during the corresponding periods.*
2. *U.S. dollar amounts represent translations using the approximate exchange rate on June 30, 2006, of yen 115.24=US$1, and are presented solely for the convenience of readers.*
3. *Yen amounts are rounded down to the nearest million.*
4. *Simplified accounting treatment is adopted partially with respect to the standards for the accounting of liability for employee retirement benefits.*
5. *Change in scope of consolidation: Consolidated subsidiaries (addition) 1*
6. *Net assets for the first quarter ended June 30, 2005 and the year ended March 31, 2006 do not include minority interests. In addition, net worth is the same as shareholders' equity for the first quarter ended June 30, 2005 and the year ended March 31, 2006, while net worth for the first quarter ended June 30, 2006 consists of shareholders' equity and adjustments for valuation, foreign currency translation and others.*

Kao Corporation

News Release

July 24, 2006

Forecast of Consolidated Results for the Six Months Ending September 30, 2006 and the Year Ending March 31, 2007

(Millions of yen, millions of U.S. dollars, except per share data)

	Six months ending September 30, 2006		Year ending March 31, 2007	
	Yen	U.S. dollars	Yen	U.S. dollars
Net sales	¥600,000	$5,206.5	¥1,210,000	$10,499.8
Ordinary income	55,000	477.3	118,000	1,024.0
Net income	34,000	295.0	72,000	624.8
Net income per share (yen/US$)	-	-	132.12	1.15

Notes:
1. *The forecasts for the six months ending September 30, 2006 and the year ending March 31, 2007 are unchanged from April 24, 2006.*
2. *U.S. dollar amounts represent translations using the approximate exchange rate on June 30, 2006, of yen 115.24=US$1, and are presented solely for the convenience of readers.*

Forward-Looking Statements

This release contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of release. Certain factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity, fluctuations in currency exchange and interest rates, could cause actual results to differ materially from expectations.

For further information, please contact:
Katsuya Fujii
Vice President
Investor Relations
Tel: 81-3-3660-7101 / Fax: 81-3-3660-8978
E-mail: ir@kao.co.jp

Business Results

Summary of Business Results and Financial Condition for the First Quarter Ended June 30, 2006 (Consolidated)

Consolidated net sales for the three months ended June 30, 2006, the first quarter of the year ending March 31, 2007, increased 21.7 percent, or 50.6 billion yen, from the same quarter a year earlier to 283.8 billion yen (a 19.3 percent increase excluding the effect of currency translation). Although the Japanese economy continued to recover at a steady pace, the domestic market for consumer products, the Kao Group's core business area, was weak. Under these conditions, aiming to achieve profitable growth driven by high-value-added products, the Kao Group worked to accelerate growth in the business areas of beauty care and health care*, to further strengthen and develop its core fabric and home care business, and to further enhance the chemical products business globally and locally with distinctive products that meet customer needs. In addition, sales of Kanebo Cosmetics were also consolidated. With regard to income, the Kao Group focused on launches of new products with high added value, sales expansion of existing products and greater efficiency in expenditures, but retail prices declined and raw material prices rose. Moreover, the expenses for the amortization of intellectual property rights and goodwill related to Kanebo Cosmetics were added. As a result, operating income decreased 2.6 billion yen compared with the same quarter a year earlier to 24.1 billion yen, and ordinary income decreased 3.1 billion yen to 24.5 billion yen. Net income for the first quarter decreased 2.2 billion yen to 12.8 billion yen. Operating income before amortization of intellectual property rights and goodwill related to Kanebo Cosmetics was 30.0 billion yen.

*The scope of "health care" does not include pharmaceuticals.

Summary of Results by Business Segment

Consumer Products Business

Net sales of consumer products increased 5.6 percent from the same quarter a year earlier to 176.7 billion yen. Sales in Japan increased 2.0 billion yen mainly due to new product launches. Overseas sales increased due to aggressive business development. However, income decreased compared with the same quarter a year earlier due to the effects of declining retail prices and rising raw material prices.

1. Japan

Sales in Japan increased 1.6 percent from the same quarter a year earlier to 131.2 billion yen. The economy showed upward momentum, with a moderate increase in personal consumption and a shift toward an upward trend in consumer prices. On the other hand, prices continued to decline in the consumer products market, although a change began to become evident as retail prices shifted to an increase in some product categories. Under these conditions, the Kao Group worked to establish products with high added value, as business and sales divisions continued to work in close cooperation to promote

aggressive marketing activities at each chain store and in each region.

Personal Care: *Bioré U* body cleansers sold well, basing their appeal on a new scent and quality after washing, and sales of *Bioré* facial cleansers and makeup removers increased, as *Bioré Marshmallow Whip* facial foam and *Bioré Cleansing Cotton Smooth Oil In* makeup remover gained consumer support. In addition, *Bub Cool* bath additives performed strongly with the launch of a product containing an assortment of four scents. However, shampoos and conditioners were impacted by intensifying competition. In addition, sales of antiperspirants and other seasonal products were weak due to the unseasonable weather. As a result, sales decreased 0.6 percent from the same quarter a year earlier to 45.7 billion yen.

Fabric and Home Care: Sales increased 2.7 percent from the same quarter a year earlier to 56.2 billion yen. Retail prices of existing products continued to trend downward, albeit gradually, but the Kao Group energized its brands with the launch of laundry detergents *New Beads with Fabric Softener* and *Attack ALL in*. In the fabric softener category, Kao launched *Humming Flair Relaxing Herbal Scented*, which adds deodorizing and odor-preventing functions.

Feminine Care, Baby Care and Others: Sales increased 2.9 percent from the same quarter a year earlier to 29.2 billion yen. In the feminine and baby care category, disposable baby diapers performed well, earning consumer support following a renewal in the previous year. In addition, sales of feminine care products grew as the Kao Group enhanced the product lineup of *Laurier F*, which takes alleviating skin stress as its key concept. In the health care category, healthy cooking oils were impacted by intensifying competition. Although sales of *Healthya Green Tea* decreased, total sales of the *Healthya* brand exceeded those of the previous year with the launch of *Healthya Water* sports drink.

2. Overseas

In Asia, sales increased 15.2 percent from the same quarter a year earlier to 15.1 billion yen (a 4.5 percent increase excluding the effect of currency translation). Intense competition continues as the market grows, but the Kao Group worked to raise its competitiveness by unifying its management in Asia. The Kao Group further strengthened the linkage between marketing and sales activities in Japan and locally to sell the *Asience* premium hair care brand in Taiwan and Hong Kong and to launch *Laurier F* in Hong Kong and Singapore. These products gained consumer support and expanded their sales territories.

In North America and Europe, sales increased 20.7 percent from the same quarter a year earlier to 32.1 billion yen (an 11.7 percent increase excluding the effect of currency translation). The skin care product *Jergens natural glow* performed well, as the line extension of a product for the face in addition to the existing product for the body increased sales. The *KMS* premium professional salon brand sold well following a major renewal.

Prestige Cosmetics Business

With the addition of Kanebo Cosmetics, the Kao Group worked to create strong, distinctive brands. Kanebo Cosmetics performed strongly, with the launches of the premium prestige brands *Impress* and *Blanchir Whitening Conclusion* whitening serum and the *Lavshuca* makeup series. Kao Sofina launched the new skin care brand *HADA KA*, but the UV care products were impacted by the unseasonable weather. U.K.-based Molton Brown increased sales by adding new products and expanding its sales territory. As a result of the above and the consolidation of Molton Brown and Kanebo Cosmetics, neither of which were in the Kao Group in the same quarter of the previous year, prestige cosmetics business sales approximately tripled compared with the same quarter a year earlier to 59.5 billion yen. The first quarter of Kanebo Cosmetics, which has a fiscal year ending December 31, is from January through March. Therefore, the consolidated financial statements include the results of Kanebo Cosmetics for the two months starting in February, when the company was added to the Kao Group. Income was basically in line with the Kao Group's forecast.

Chemical Products Business

The chemical products business worked to enhance global development, and sales increased 5.4 percent from the same quarter a year earlier to 54.7 billion yen. Income was firm.

1. Japan

Although a moderate economic recovery is continuing, the direction of prices of petroleum-based products and other raw materials is difficult to predict. In this environment, sales of the oleo chemicals business were firm. In the performance chemicals business, sales were weak, due in part to inventory adjustments by some customers. In the specialty chemicals business, sales of toner and toner binder products and pigment auxiliary for color inkjet printer ink decreased compared with the same quarter a year earlier due to intensifying competition in their target markets. On the other hand, intersegment sales to the consumer products business increased. As a result, sales increased 2.3 percent from the same quarter a year earlier to 28.8 billion yen.

2. Overseas

In Asia, sales of surfactants were solid, but sales of fatty alcohols were weak due to softening market conditions. As a result, sales in Asia rose 7.8 percent from the same quarter a year earlier to 13.6 billion yen, but decreased by 4.2 percent excluding the effect of currency translation. In North America and Europe, tertiary amines and high-performance concrete additives performed steadily, and sales increased 12.6 percent from the same quarter a year earlier to 20.3 billion yen (a 6.3 percent increase excluding the effect of currency translation).

Financial Condition

As of June 30, 2006, total assets were 1,220.0 billion yen, almost the same level as the end of the previous fiscal year. Accounts receivable increased due to business expansion, while loans decreased.

Total liabilities decreased 1.2 billion yen compared with the end of the previous fiscal year, to 700.7 billion yen. Factors in the change were an increase in accrued expenses due to business expansion and a decrease in accrued income taxes as a result of their payment. Total net assets including minority interests were 519.3 billion yen, an increase of 0.7 billion yen from March 31, 2006. Net income for the first quarter totaling 12.8 billion yen was the main factor contributing to the increase in total net assets, while the main factor reducing total net assets was payments of cash dividends. As a result of the above factors, the net worth ratio was 41.8 percent, unchanged from the end of the previous fiscal year.

Net cash provided by operating activities was 18.6 billion yen. Although income before income taxes and minority interests was 24.2 billion yen and depreciation and amortization totaled 20.6 billion yen, income taxes paid totaled 16.6 billion yen and increases in trade receivables and inventories totaled 13.5 billion yen. Net cash used in investing activities was 13.8 billion yen as the acquisition of tangible and intangible assets totaled 24.8 billion yen while the Kao Group obtained proceeds from short-term loans. Payments of cash dividends were the major component of net cash used in financing activities, which totaled 9.0 billion yen. As a result, the balance of cash and cash equivalents at the end of the first quarter was 63.3 billion yen, a decrease of 4.1 billion yen from the balance at the end of the previous fiscal year.

Forecast of Consolidated Results for the Fiscal Year Ending March 31, 2007

Consolidated results for the first quarter were basically in line with the Kao Group's initial plan. The forecast of consolidated results for the full fiscal year (April 1, 2006 to March 31, 2007) remains unchanged from the initial forecast at the time of the announcement of business results for the year ended March 31, 2006.

Price trends in the Japanese consumer products market are unclear, and raw material prices are forecast to rise in Japan and overseas. However, the Kao Group will continue to aggressively promote high added value in its products and to make investments for growth.

Consolidated Balance Sheets

Millions of yen

	(A) Q1/FY2006 June 30, 2006	Composition %	(B) FY2005 March 31, 2006	Composition %	Inc/(Dec) (A-B)	Q1/FY2005 June 30, 2005	Composition %
Assets							
Current assets	**359,575**	**29.5**	**364,613**	**29.9**	**(5,038)**	**292,155**	**43.0**
Cash and time deposits	41,095		47,384		(6,288)	46,409	
Notes and accounts receivable - trade	140,557		129,120		11,436	105,930	
Short-term investments	22,309		20,189		2,119	26,462	
Inventories	109,430		105,853		3,576	86,720	
Other	46,182		62,065		(15,882)	26,633	
Fixed assets	**860,347**	**70.5**	**855,872**	**70.1**	**4,475**	**386,865**	**57.0**
Tangible assets	282,295		282,796		(500)	259,719	
Intangible assets	469,476		466,221		3,255	82,708	
- Goodwill	*264,051*		*267,152*		*(3,101)*	*25,402*	
- Other	*205,425*		*199,068*		*6,356*	*57,306*	
Investments and other assets	108,575		106,854		1,720	44,437	
Deferred assets	**129**	**0.0**	**77**	**0.0**	**52**	**125**	**0.0**
Total assets	**1,220,052**	**100.0**	**1,220,564**	**100.0**	**(511)**	**679,146**	**100.0**
Liabilities							
Current liabilities	**405,808**	**33.2**	**436,193**	**35.7**	**(30,384)**	**200,044**	**29.5**
Notes and accounts payable - trade	97,923		96,507		1,416	74,055	
Short-term debt	139,428		166,759		(27,331)	19,660	
Accrued expenses	83,291		75,951		7,340	63,450	
Other	85,165		96,975		(11,809)	42,877	
Long-term liabilities	**294,923**	**24.2**	**265,790**	**21.8**	**29,133**	**18,877**	**2.8**
Long-term debt	249,186		218,545		30,640	1,437	
Liability for employee retirement benefits	29,625		29,439		186	6,876	
Other	16,112		17,805		(1,693)	10,563	
Total liabilities	**700,732**	**57.4**	**701,983**	**57.5**	**(1,251)**	**218,921**	**32.3**
Minority interests	-	-	**8,903**	**0.7**	-	**7,641**	**1.1**
Common stock	-	-	85,424	7.0	-	85,424	12.6
Capital surplus	-	-	109,561	9.0	-	109,561	16.1
Retained earnings	-	-	345,941	28.3	-	305,026	44.9
Unrealized gain on available-for-sale securities	-	-	5,860	0.5	-	3,367	0.5
Foreign currency translation adjustments	-	-	(26,944)	(2.2)	-	(37,262)	(5.5)
Treasury stock, at cost	-	-	(10,165)	(0.8)	-	(13,535)	(2.0)
Shareholders' equity	-	-	**509,676**	**41.8**	-	**452,582**	**66.6**
Total liabilities, minority interests & shareholders' equity	-	-	**1,220,564**	**100.0**	-	**679,146**	**100.0**
Shareholders' equity	**529,902**	**43.4**	-	-	-	-	-
Common stock	85,424	7.0	-	-	-	-	-
Capital surplus	109,561	9.0	-	-	-	-	-
Retained earnings	345,031	28.2	-	-	-	-	-
Treasury stock, at cost	(10,115)	(0.8)	-	-	-	-	-
Adjustments for valuation, foreign currency translation and others	**(20,416)**	**(1.6)**	-	-	-	-	-
Unrealized gain on available-for-sale securities	5,140	0.4	-	-	-	-	-
Foreign currency translation adjustments	(25,557)	(2.0)	-	-	-	-	-
Minority interests	**9,834**	**0.8**	-	-	-	-	-
Total net assets	**519,320**	**42.6**	-	-	-	-	-
Total liabilities and total net assets	**1,220,052**	**100.0**	-	-	-	-	-

Consolidated Statements of Income

Millions of yen

	(A) Q1/FY2006 Apr - Jun 2006	% to net sales	(B) Q1/FY2005 Apr - Jun 2005	% to net sales	Inc/(Dec) (A-B)	FY2005 Apr '05 - Mar '06	% to net sales
Net sales	**283,854**	**100.0**	**233,165**	**100.0**	**50,688**	**971,230**	**100.0**
Cost of sales	116,167	40.9	101,387	43.5	14,780	427,734	44.0
Gross profit	**167,686**	**59.1**	**131,778**	**56.5**	**35,908**	**543,496**	**56.0**
Selling, general and administrative expenses (*2)	137,621	48.5	104,890	45.0	32,731	420,759	43.3
Operating income before amortization related to Kanebo Cosmetics	**30,065**	**10.6**	**26,887**	**11.5**	**3,177**	**122,736**	**12.7**
Amortization related to Kanebo Cosmetics (*1)	5,867	2.1	-	-	5,867	2,601	0.3
Operating income	**24,197**	**8.5**	**26,887**	**11.5**	**(2,689)**	**120,134**	**12.4**
Non-operating income	1,215	0.4	1,206	0.5	8	4,528	0.5
Interest and dividend income	451		245		206	1,254	
Equity in earnings of nonconsolidated subsidiaries and affiliates	-		127		(127)	-	
Foreign currency exchange gain	-		156		(156)	13	
Other	763		677		85	3,260	
Non-operating expenses	881	0.3	441	0.1	440	2,706	0.3
Interest expense	654		231		423	1,396	
Equity in losses of nonconsolidated subsidiaries and affiliates	113		-		113	593	
Other	113		210		(96)	716	
Ordinary income	**24,531**	**8.6**	**27,652**	**11.9**	**(3,121)**	**121,956**	**12.6**
Extraordinary income	194	0.1	210	0.1	(15)	1,663	0.1
Extraordinary loss	526	0.2	588	0.3	(62)	6,711	0.7
Income before income taxes and minority interests	**24,200**	**8.5**	**27,274**	**11.7**	**(3,073)**	**116,908**	**12.0**
Income taxes	10,914	3.8	11,878	5.1	(964)	44,666	4.6
Minority interests in earnings of consolidated subsidiaries	478	0.2	338	0.1	139	1,101	0.1
Net income	**12,806**	**4.5**	**15,056**	**6.5**	**(2,249)**	**71,140**	**7.3**

(*1) Amortization expenses related to Kanebo Cosmetics consisted of amortization of trademark and other intellectual property rights and goodwill in the first quarter ended June 30, 2006, and amortization of trademark and other intellectual property rights in the year ended March 31, 2006.

(*2) Amortization expenses related to Kanebo Cosmetics are not included in selling, general and administrative expenses. Selling, general and administrative expenses including amortization expenses related to Kanebo Cosmetics are 143,489 million yen for the first quarter ended June 30, 2006 and 423,361 million yen for the year ended March 31, 2006.

Consolidated Statements of Cash Flows

Millions of yen

	Q1/FY2006 Apr - Jun 2006	Q1/FY2005 Apr - Jun 2005	FY2005 Apr '05 - Mar '06
Operating activities:			
Income before income taxes and minority interests	24,200	27,274	116,908
Adjustments for:			
Depreciation and amortization	20,640	13,613	60,758
Interest and dividend income	(451)	(245)	(1,254)
Interest expense	654	231	1,396
Change in trade receivables	(10,529)	(1,728)	618
Change in inventories	(3,015)	(4,644)	(4,592)
Change in prepaid pension cost	(3,977)	(155)	(8,467)
Change in trade payables	1,577	3,124	(1,759)
Change in liability for retirement benefits	122	(3,384)	(6,614)
Other, net	5,779	(2,208)	983
Sub-total	35,001	31,876	157,976
Interest and cash dividends received	619	1,588	3,379
Interest paid	(347)	(248)	(1,428)
Income taxes paid	(16,649)	(20,082)	(42,634)
Net cash provided by operating activities	**18,623**	**13,133**	**117,292**
Investing activities:			
Purchase of marketable securities and investment securities	(6)	(6)	(3,036)
Proceeds from the redemption and sales of marketable securities and investment securities	12	10,967	18,300
Purchase of property, plant and equipment, and intangible assets	(24,832)	(11,861)	(201,188)
Proceeds from sales of property, plant and equipment	237	719	1,482
Payments for acquisition of stocks of newly consolidated subsidiaries	-	-	(293,034)
Change in short-term loans	12,006	(93)	(84)
Payments for long-term loans	(223)	(228)	(897)
Other, net	(1,006)	(406)	(1,076)
Net cash used in investing activities	**(13,812)**	**(911)**	**(479,535)**
Financing activities:			
Change in debt	2,962	1,013	386,381
Purchase of treasury stock	(112)	(5,141)	(6,056)
Payments of cash dividends	(12,096)	(9,117)	(24,573)
Other, net	159	15	970
Net cash provided by (used in) financing activities	**(9,085)**	**(13,230)**	**356,721**
Translation adjustments on cash and cash equivalents	**145**	**558**	**2,727**
Net increase (decrease) in cash and cash equivalents	**(4,129)**	**(450)**	**(2,794)**
Cash and cash equivalents, beginning of year	**67,527**	**70,409**	**70,409**
Cash and cash equivalents of newly consolidated subsidiaries	**-**	**760**	**760**
Cash and cash equivalents of excluded consolidated subsidiaries	**-**	**(848)**	**(848)**
Cash and cash equivalents, end of period	**63,397**	**69,871**	**67,527**

Sales Composition

Millions of yen

	Q1/FY2006 Apr - Jun 2006	Q1/FY2005 Apr - Jun 2005	Growth %	FY2005 Apr '05 - Mar '06
Consumer Products				
Personal Care	45,777	46,060	(0.6)	187,896
Fabric and Home Care	56,244	54,764	2.7	237,551
Feminine Care, Baby Care and Others	29,231	28,407	2.9	113,630
Total Japan	131,253	129,231	1.6	539,078
Asia and Oceania	15,195	13,186	15.2	57,188
North America and Europe	32,145	26,632	20.7	115,329
Eliminations	(1,808)	(1,615)	-	(7,563)
Total	**176,786**	**167,435**	**5.6**	**704,033**
Prestige Cosmetics	**59,599**	**20,468**	**191.2**	**85,246**
Chemical Products				
Japan	28,890	28,234	2.3	114,522
Asia	13,673	12,687	7.8	53,596
North America and Europe	20,308	18,043	12.6	72,196
Eliminations	(8,117)	(6,992)	-	(31,424)
Total	**54,755**	**51,972**	**5.4**	**208,890**
Total before Eliminations	**291,141**	**239,877**	**21.4**	**998,171**
Eliminations	(7,286)	(6,711)	-	(26,941)
Consolidated Net Sales	**283,854**	**233,165**	**21.7**	**971,230**

Segment Information by Business

Millions of yen

Q1/FY2006
Apr - Jun 2006

	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	176,786	59,599	47,468	283,854	-	283,854
Intersegment sales	-	-	7,286	7,286	(7,286)	-
Total	**176,786**	**59,599**	**54,755**	**291,141**	**(7,286)**	**283,854**
Operating income before amortization related to Kanebo Cosmetics	**17,537**	**5,603**	**6,890**	**30,031**	**33**	**30,065**
Amortization related to Kanebo Cosmetics	-	5,867	-	5,867	-	5,867
Operating income	**17,537**	**(263)**	**6,890**	**24,164**	**33**	**24,197**
% to sales	9.9	(0.4)	12.6	8.3	-	8.5

(*) Amortization expenses related to Kanebo Cosmetics consisted of amortization of trademark and other intellectual property rights and goodwill in the first quarter ended June 30, 2006.

Q1/FY2005
Apr - Jun 2005

	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	167,435	20,468	45,261	233,165	-	233,165
Intersegment sales	-	-	6,711	6,711	(6,711)	-
Total	**167,435**	**20,468**	**51,972**	**239,877**	**(6,711)**	**233,165**
Operating income	**18,716**	**1,698**	**6,394**	**26,809**	**78**	**26,887**
% to sales	11.2	8.3	12.3	11.2	-	11.5

FY2005
Apr '05 - Mar '06

	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	704,033	85,246	181,949	971,230	-	971,230
Intersegment sales	-	-	26,941	26,941	(26,941)	-
Total	**704,033**	**85,246**	**208,890**	**998,171**	**(26,941)**	**971,230**
Operating income before amortization related to Kanebo Cosmetics	**92,699**	**7,773**	**22,029**	**122,502**	**233**	**122,736**
Amortization related to Kanebo Cosmetics	-	2,601	-	2,601	-	2,601
Operating income	**92,699**	**5,171**	**22,029**	**119,901**	**233**	**120,134**
% to sales	13.2	6.1	10.5	12.0	-	12.4

(*) Amortization expenses related to Kanebo Cosmetics consisted of amortization of trademark and other intellectual property rights in the year ended March 31, 2006.

Exhibit A-2

Kao's Growth Strategy and Synergy with Kanebo Cosmetics

July 26, 2006

Motoki Ozaki
President and CEO
Kao Corporation

These presentation materials were used in a conference call held on July 26, 2006.

These presentation materials contain forward-looking statements that are based on management's estimates, assumptions and projections as of July 26, 2006. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and fluctuation in currency exchange and interest rates, could cause actual results to differ materially from expectations.

◈ Targets for Increasing Corporate Value by FY2010

Kao's Growth Strategy

1. **Accelerate growth in the business areas of Beauty Care and Health Care**
2. **Further strengthen and develop Fabric and Home Care, a core business**
3. **Further enhance the Chemical Products business globally and locally with distinctive products that meet customer needs**

Accelerate Consolidated Growth

- **Net Sales:** ¥1.4-¥1.5 trillion in FY2010
- **Free Cash Flow:** Increase by ¥20 billion or more
- **Net Income per Share:** From ¥130 in FY2005 to ¥170-¥190 in FY2010

Uses of increased free cash flow:

- **Invest for growth**
- **Repay interest-bearing debt**
- **Maintain payout ratio around 40%**
- **Use surplus funds to repurchase stock**

◈Characteristics of the Cosmetics Business


Cosmetics
Brand Value

Use the features of each brand to raise value

Kao

◈Business Outline of Kanebo Cosmetics

Corporate Value

- Valuation: ¥410 billion
- Expected tax effect: ¥100 billion

Business Overview (FY2006 estimate*)

- Net sales: ¥200 billion (approx.)
  Real growth of 1-2% year-on-year
- Operating margin before amortization: 10% (approx.)

Figures represent the 11 months from February through December 2006, which are included in Kao's consolidated results.

The acquisition of Kanebo Cosmetics will accelerate the Beauty Care business, a growth driver for Kao

◈ Cosmetics Market in Japan

Market Size and Trends (FY2005)

- Annual Growth Rate: 1.4% (SLI retail basis)
- Market Size: ¥1.5 trillion
  (Preliminary Report on Chemical Industry, Ministry of Economy, Trade and Industry)
- Product Trend: Growth of products priced ¥5,000+
- Channel Trend: Increase in sales at mass retailers, centered on drugstores

Growth expected from new, higher-value-added offerings that make the most of brand features

◈ Channel/Brand Structure of the Cosmetics Business in Japan

		Department Stores	Drugstores/ GMS	Specialty Stores
Counseling	High prestige	est RMK LUNASOL		TWANY LISSAGE
	Prestige		SOFINA Kanebo FEEL YOUR BEAUTY	SOFINA Kanebo FEEL YOUR BEAUTY
Self-selection	Mass market		Kanebo FEEL YOUR BEAUTY	Kanebo FEEL YOUR BEAUTY

◈ Overseas Cosmetics Business Development

	Asia	North America/Europe
Kao Sofina	Sold in department stores in Hong Kong, Taiwan, Shanghai	
Kanebo	Sold in 11 countries/areas in Asia	Centered on prestige brand *Sensai*
Molton Brown		Sold in the U.K. and over 70 countries/areas worldwide

About 10% of cosmetics business net sales

◈ Measures to Increase Brand Value in the Cosmetics Business

Income growth and intensive investment for further growth → **Increase brand value**

Sales expansion

Enhance product strength

- Maximize mutual use of product development capabilities of Kao and Kanebo Cosmetics

Enhance product lineup suitable for each channel and in-store displays and counseling

- Deploy Kao Group's total capabilities to strengthen presence in each channel

Strengthen/expand overseas business

- Brand strategy with focus on priority regions:
  Expand business in China → Aim for net sales over ¥20 billion in FY2010
- Collaboration with Molton Brown

◈ Sales Targets of the Cosmetics Business

Expand sales by generating synergy

"Over ¥10 billion" Brands: 8 → Double

FY2001 to FY2005	FY2006 to FY2010
Sales growth rate 1-2%/year	Accelerated sales growth 4-6%/year

◈Cost Synergy in the Cosmetics Business

Generating synergy in the supply chain

- Increase efficiency by promoting work process integration and allocation of roles, while placing importance on relationships with stakeholders

- Active use of retained seeds
- Shared research and survey data

packaging materials
- Mutual use of production facilities

distribution bases

R&D → Production/ Procurement → Marketing → Logistics → Sales → Service

Cumulative cost synergy (to FY2010)

¥10-¥15 billion

Income Growth

Kao

◈ Cosmetics Business Sales and Income Targets

Expand sales by generating synergy

Annual Sales Growth Rate

FY2006 to FY2010
4-6%/year

Achieve income growth rate exceeding sales growth rate

Annual Operating Income Growth Rate

FY2006 to FY2010
8-10%/year

Note: Operating income excluding amortization expenses from the acquisition of Kanebo Cosmetics

◈ Increased Free Cash Flow from Acquisition of Kanebo Cosmetics

Main Increases/Decreases in Net Cash (FY2006 estimate)

Item	Change (¥ billion)
➢ Operating income before taxes: (Kanebo Cosmetics operating income - Amortization)	**-5.0**
➢ Amortization of trademarks and other intellectual property rights: (with tax effect)	**17.0**
➢ Tax effect of amortization of intellectual property : (decrease in income taxes paid) (Effective tax rate: 40.54%)	**6.9**
➢ Amortization of goodwill (without tax effect) :	**10.0**
➢ Changes in working capital, capital expenditures, etc.	**⋮**

Increase in free cash flow: Over ¥20 billion

⬇

Investment for further growth

Exhibit B-1

平成 19年3月期　　第1四半期財務・業績の概況(連結)

平成 18年 7月 24日

上場会社名　　花王株式会社　　(コード番号：4452　東証第一部)

(URL http://www.kao.co.jp)

代表者　代表取締役 社長執行役員　尾﨑 元規
問合せ先責任者　取締役 執行役員 会計財務部門統括　三田 愼一　TEL (03) 3660 - 7111

1. 四半期財務情報の作成等に係る事項

① 会計処理の方法における簡便な方法の採用の有無　：有　(詳細は添付資料)
　(内容)　退職給付引当金

② 最近連結会計年度からの会計処理の方法の変更の有無　：無

③ 連結及び持分法の適用範囲の異動の有無　：有　連結(新規) 1社
　(詳細は添付資料)

2. 平成19年3月期第1四半期財務・業績の概況(平成18年4月1日 ～ 平成18年6月30日)

(1)経営成績(連結)の進捗状況

(注)金額は百万円未満を切り捨て

	売上高		営業利益		経常利益		四半期(当期)純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
19年3月期第1四半期	283,854	21.7	24,197	△ 10.0	24,531	△ 11.3	12,806	△ 14.9
18年3月期第1四半期	233,165	3.0	26,887	△ 5.0	27,652	△ 7.1	15,056	△ 11.6
(参考)18年3月期	971,230		120,134		121,956		71,140	

	1株当たり四半期(当期)純利益	潜在株式調整後1株当たり四半期(当期)純利益
	円 銭	円 銭
19年3月期第1四半期	23.50	23.48
18年3月期第1四半期	27.67	27.58
(参考)18年3月期	130.58	130.28

(注)売上高、営業利益等におけるパーセント表示は、対前年同四半期増減率

(2)財政状態(連結)の変動状況

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	%	円 銭
19年3月期第1四半期	1,220,052	519,320	41.8	934.88
18年3月期第1四半期	679,146	452,582	66.6	832.61
(参考)18年3月期	1,220,564	509,676	41.8	935.11

(注)18年3月期第1四半期及び18年3月期の純資産は、少数株主持分を含めておりません。

【連結キャッシュ・フローの状況】

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
19年3月期第1四半期	18,623	△ 13,812	△ 9,085	63,397
18年3月期第1四半期	13,133	△ 911	△ 13,230	69,871
(参考)18年3月期	117,292	△ 479,535	356,721	67,527

【参考】

平成19年3月期の連結業績予想(平成18年4月1日 ～ 平成19年3月31日)

中間期、通期とも、平成18年4月24日の平成18年3月期決算発表時の予想を変更しておりません。(添付資料の3ページ参照)

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
中間期	600,000	55,000	34,000
通期	1,210,000	118,000	72,000

(参考) 1株当たり予想当期純利益(通期) 132円12銭

※ 上記の予想には、本資料の発表日現在の将来に関する前提・見通し・計画に基づく予測が含まれております。世界経済・競合状況・為替・金利の変動等にかかわるリスクや不確定要因により実際の業績が記載の予想数値と大幅に異なる可能性があります。

平成 19 年3月期　第1四半期経営成績及び財政状態の概況（連結）

経営成績

当第１四半期（平成 18 年４月１日から平成 18 年６月 30 日まで）は、日本の景気が堅実なペースで回復を続けているものの、当社グループの主要な事業領域である国内家庭用製品の市場は伸び悩みました。このような中で当社グループは、「商品の高付加価値化による“利益ある成長”の達成」という目標の下に、ビューティケアとヘルスケアの事業領域での成長の加速、基盤事業であるファブリック＆ホームケア事業のさらなる強化・発展、およびグローバルに特徴ある強い工業用製品事業への注力に取り組みました。その結果、カネボウ化粧品が加わったこともあり、**売上高**は前年同期より 506 億円増加して 2,838 億円（前年同期比＋21.7%、為替変動の影響を除くと実質+19.3%）となりました。利益面では、付加価値の高い新製品の発売、既存品の拡売や、費用の効率化などに注力しましたが、販売価格下落や原材料価格上昇の影響を受けたこと、並びにカネボウ化粧品関連の知的財産権及びのれんの償却費が加わったことにより、**営業利益**は前年同期と比べて 26 億円減少して 241 億円、**経常利益**は 245 億円（対前年同期△31 億円）、**当第１四半期の純利益**は 128 億円（対前年同期△22 億円）となりました。なお、カネボウ化粧品関連の知的財産権及びのれんの償却費控除前の営業利益は、300 億円となります。

セグメント別の概況

【家庭用製品事業】

売上高は、前年同期に対して 5.6%増の 1,767 億円となりました。国内事業は新製品の上市などにより、20 億円の増収となりました。海外事業も積極的な事業展開により増収となりました。しかし損益面では、販売価格下落や原材料価格上昇の影響を受け、前年同期を下回りました。

①　国内

景気は回復基調にあり、個人消費は緩やかに増加し、消費者物価においても上昇傾向に転じております。一方で、家庭用製品市場においては価格下落が継続していますが、一部の製品カテゴリーでは販売価格が上昇に転じるなど、変化が現われ始めています。こうした中で当社グループは、商品の高付加価値化を図り、事業部門と販売部門が一体となったチェーンごと、エリアごとのマーケティング活動を引き続き積極的に進めた結果、売上高は前年同期を 1.6%上回り、1,312 億円となりました。

パーソナルケア製品では、全身洗浄料「ビオレｕ」が、新しい香りや洗い上がりの良さを訴求して好調に推移し、洗顔・メイク落としの「ビオレ」でも、「マシュマロホイップ」や「ふくだけコットンさらさらオイル in」が消費者の支持を得て売り上げを拡大しました。また、入浴剤「バブクール」で、４つの香りを楽しめる詰め合わせ品を新発売し、好調に推移しました。しかし、シャンプー・リンスは競争激化の影響を受けました。また、制汗剤などの季節商品は天候不順のため伸び悩みました。以上の結果、売上高は前年同期に対して 0.6%減の 457 億円となりました。

ハウスホールド製品では、既存品の販売価格は、緩やかながらも下落傾向が続いていますが、衣料用洗剤の「液体ふんわりニュービーズ」や「アタック　ALL in」を新発売してブランドの活性化を図りました。また柔軟仕上剤では、防臭効果と消臭効果を付加した「ハミングフレア　リラックスハーブの香り」を新発売しました。以上の結果、売上高は前年同期に対して 2.7%増の 562 億円となりました。

サニタリーほか製品では、売上高は前年同期に対して 2.9%増の 292 億円となりました。サニタリー製品では、ベビー用紙おむつは、昨年の改良により消費者の支持を得て、好調に推移しました。また、生理用品では肌ストレスフリーをキーコンセプトとする「ロリエ エフ」の商品ラインを充実させ、売り上げを伸ばしました。ヘルスケア製品では、健康機能油は競争激化の影響を受けました。「ヘルシア緑茶」の売り上げは減少しましたが、「ヘルシアウォーター」を新発売し、ヘルシアブランド全体では前年を上回りました。

②　海外

アジアでは、売上高は前年同期に対し 15.2%増の 151 億円（為替変動の影響を除くと実質 4.5%増）となりました。市場が成長する中、激しい市場競争が続いていますが、当社グループは、競争力を高めるため、アジアの一体運営に取り組みました。日本と現地とのマーケティングや販売活動の連携をより強化し、プレミアムヘアケアブランド「アジエンス」を台湾、香港で展開しており、また「ロリエ エフ」を香港、シンガポールに上市しました。これらは消費者の支持を得て、販売地域を拡大しています。

欧米では、売上高は前年同期に対し 20.7%増の 321 億円（為替変動の影響を除くと実質 11.7%増）となりました。スキンケア製品「ジャーゲンズ・ナチュラル・グロー」が好調に推移し、ボディー用の他、フェイス用も追加して

売り上げを伸ばしました。高級美容サロン向けブランドの「KMS」は、大幅にリニューアルし、好調に推移しました。

【化粧品事業】

化粧品事業はカネボウ化粧品を加え、特長ある強いブランドづくりに取り組みました。カネボウ化粧品は、高級プレステージブランド「インプレス」、美白美容液「ブランシール　ホワイトニングコンクルージョン」及びメイクアップシリーズ「ラヴーシュカ」を新発売して、好調に推移しました。花王ソフィーナでは、新しいスキンケアブランド「ＨＡＤＡ・ＫＡ」を新発売しましたが、UV 関連製品は天候不順の影響を受けました。英国モルトン・ブラウンは、新製品の追加と販売地域の拡大により、売り上げを伸長させました。以上の結果、前年同期では当社グループに加わっていなかったモルトン・ブラウンとカネボウ化粧品を連結することにより、売上高は前年同期に対して約 3 倍の 595 億円となりました。なお、12 月決算であるカネボウ化粧品の第１四半期は１～３月であり、当社グループに加わった２月以降２ヶ月間の業績を連結しています。損益面においては、ほぼ計画通りとなりました。

【工業用製品事業】

工業用製品事業は、グローバル展開の充実に努め、売上高は前年同期に対して 5.4%増の 547 億円となりました。損益面では堅調な推移となりました。

① 国内

景気の緩やかな回復傾向は続いていますが、石油関連製品をはじめとする原料価格の先行きは予断を許さない状況となっています。このような環境の中で、油脂事業は堅調に推移しました。機能材料事業では、一部の需要家の在庫調整もあり伸び悩みました。スペシャルティケミカルズ事業では、トナー・トナーバインダーや、インクジェットプリンターインク用色材は、対象市場の競争激化により、前年同期を下回りました。一方、家庭用製品事業への内部売上高は増加しました。以上の結果、売上高は前年同期に対して 2.3%増の 288 億円となりました。

② 海外

アジアでは、界面活性剤は堅調に推移しましたが、油脂アルコールが市況の軟化により伸び悩みました。売上高は前年同期に対し 7.8%増の 136 億円ですが、為替変動の影響を除くと実質 4.2%減となりました。欧米では、三級アミンや、コンクリート用高性能減水剤が順調に推移し、売上高は前年同期に対して 12.6%増の 203 億円（為替変動の影響を除くと実質 6.3%増）となりました。

財政状態

総資産は 12,200 億円となり、前期末に比べほぼ横ばいとなりました。事業拡大により、売掛金などが増加しましたが、貸付金が減少しました。負債は前期末に比べ 12 億円減少し、7,007 億円となりました。事業拡大により、未払費用などが増加しましたが、税金の支払いにより未払税金が減少しました。少数株主持分を含めた純資産は、前期末に比べ 7 億円増加し、5,193 億円となりました。主な増加は、当四半期純利益 128 億円であり、主な減少は、配当によるものです。以上の結果、自己資本比率は、前期末と同じ 41.8%となりました。

営業活動によって得られたキャッシュ・フローは、186 億円となりました。これは主に、税金等調整前四半期純利益が 242 億円、減価償却費が 206 億円であったものの、法人税等の支払いが 166 億円、売上債権やたな卸資産の増加が 135 億円であったことによるものです。投資活動に使用されたキャッシュ・フローは、有形・無形固定資産の取得で 248 億円の支出がありましたが、一方、短期貸付金の返済などにより、138 億円となりました。財務活動に使用されたキャッシュ・フローは、主として配当金の支払いであり、90 億円となりました。以上の結果、当第１四半期末の現金及び現金同等物の残高は、前期末に比べ 41 億円減少し、633 億円となりました。

通期の連結業績の見通し

当第１四半期連結業績は、ほぼ当初の計画通り推移しました。通期（平成 18 年４月１日から平成 19 年３月 31 日）の連結業績予想は、当初（平成 18 年３月期決算発表時）の計画通り変更ありません。

国内家庭用製品市場での価格動向には不透明感があり、また国内外での原材料価格の上昇も見込まれますが、当社グループは商品の高付加価値化を推進するとともに、成長のための投資についても、今後も積極的に行ってまいります。

要約四半期連結貸借対照表

（単位：百万円）

科目 ＼ 期別	前第１四半期末（平成17年６月30日現在） 金額	構成比	当第１四半期末（平成18年６月30日現在） 金額	構成比	前連結会計年度末（平成18年３月31日現在） 金額	構成比	増減（△印減） 金額
（資産の部）		%		%		%	
Ⅰ 流動資産	292,155	43.0	359,575	29.5	364,613	29.9	△ 5,038
現金及び預金	46,409		41,095		47,384		△ 6,288
受取手形及び売掛金	105,930		140,557		129,120		11,436
有価証券	26,462		22,309		20,189		2,119
たな卸資産	86,720		109,430		105,853		3,576
その他	26,633		46,182		62,065		△ 15,882
Ⅱ 固定資産	386,865	57.0	860,347	70.5	855,872	70.1	4,475
有形固定資産	259,719		282,295		282,796		△ 500
無形固定資産	82,708		469,476		466,221		3,255
のれん	25,402		264,051		267,152		△ 3,101
その他	57,306		205,425		199,068		6,356
投資その他の資産	44,437		108,575		106,854		1,720
Ⅲ 繰延資産	125	0.0	129	0.0	77	0.0	52
資産合計	679,146	100.0	1,220,052	100.0	1,220,564	100.0	△ 511
（負債の部）							
Ⅰ 流動負債	200,044	29.5	405,808	33.2	436,193	35.7	△ 30,384
支払手形及び買掛金	74,055		97,923		96,507		1,416
短期借入金	19,660		139,428		166,759		△ 27,331
未払費用	63,450		83,291		75,951		7,340
その他	42,877		85,165		96,975		△ 11,809
Ⅱ 固定負債	18,877	2.8	294,923	24.2	265,790	21.8	29,133
長期借入金	1,437		249,186		218,545		30,640
退職給付引当金	6,876		29,625		29,439		186
その他	10,563		16,112		17,805		△ 1,693
負債合計	218,921	32.3	700,732	57.4	701,983	57.5	△ 1,251
（少数株主持分）							
少数株主持分	7,641	1.1	-	-	8,903	0.7	-
（資本の部）							
Ⅰ 資本金	85,424	12.6	-	-	85,424	7.0	-
Ⅱ 資本剰余金	109,561	16.1	-	-	109,561	9.0	-
Ⅲ 利益剰余金	305,026	44.9	-	-	345,941	28.3	-
Ⅳ その他有価証券評価差額金	3,367	0.5	-	-	5,860	0.5	-
Ⅴ 為替換算調整勘定	△ 37,262	△5.5	-	-	△ 26,944	△2.2	-
Ⅵ 自己株式	△ 13,535	△2.0	-	-	△ 10,165	△0.8	-
資本合計	452,582	66.6	-	-	509,676	41.8	-
負債、少数株主持分及び資本合計	679,146	100.0	-	-	1,220,564	100.0	-
（純資産の部）							
Ⅰ 株主資本	-	-	529,902	43.4	-	-	-
資本金	-	-	85,424	7.0	-	-	-
資本剰余金	-	-	109,561	9.0	-	-	-
利益剰余金	-	-	345,031	28.2	-	-	-
自己株式	-	-	△ 10,115	△0.8	-	-	-
Ⅱ 評価・換算差額等	-	-	△ 20,416	△1.6	-	-	-
その他有価証券評価差額金	-	-	5,140	0.4	-	-	-
為替換算調整勘定	-	-	△ 25,557	△2.0	-	-	-
Ⅲ 少数株主持分	-	-	9,834	0.8	-	-	-
純資産合計	-	-	519,320	42.6	-	-	-
負債及び純資産合計	-	-	1,220,052	100.0	-	-	-

（注）増減（資産の部及び負債の部のみ）は当第１四半期末と前連結会計年度末との比較で表示しております。

（単位：百万円）

科目 ＼ 期別	前第１四半期（自 平成17年４月１日 至 平成17年６月30日）金額	百分比	当第１四半期（自 平成18年４月１日 至 平成18年６月30日）金額	百分比	増減（△印減）金額	前連結会計年度（自 平成17年４月１日 至 平成18年３月31日）金額	百分比
		%		%			%
Ⅰ 売上高	233,165	100.0	283,854	100.0	50,688	971,230	100.0
Ⅱ 売上原価	101,387	43.5	116,167	40.9	14,780	427,734	44.0
売上総利益	131,778	56.5	167,686	59.1	35,908	543,496	56.0
Ⅲ 販売費及び一般管理費	104,890	45.0	137,621	48.5	32,731	420,759	43.3
カネボウ化粧品関連償却費控除前営業利益	26,887	11.5	30,065	10.6	3,177	122,736	12.7
Ⅳ カネボウ化粧品関連償却費	−	−	5,867	2.1	5,867	2,601	0.3
営業利益	26,887	11.5	24,197	8.5	△ 2,689	120,134	12.4
Ⅴ 営業外収益	1,206	0.5	1,215	0.4	8	4,528	0.5
受取利息及び受取配当金	245		451		206	1,254	
持分法による投資利益	127		−		△ 127	−	
為替差益	156		−		△ 156	13	
その他	677		763		85	3,260	
Ⅵ 営業外費用	441	0.1	881	0.3	440	2,706	0.3
支払利息	231		654		423	1,396	
持分法による投資損失	−		113		113	593	
その他	210		113		△ 96	716	
経常利益	27,652	11.9	24,531	8.6	△ 3,121	121,956	12.6
Ⅶ 特別利益	210	0.1	194	0.1	△ 15	1,663	0.1
Ⅷ 特別損失	588	0.3	526	0.2	△ 62	6,711	0.7
税金等調整前四半期（当期）純利益	27,274	11.7	24,200	8.5	△ 3,073	116,908	12.0
法人税等	11,878	5.1	10,914	3.8	△ 964	44,666	4.6
少数株主利益（減算）	338	0.1	478	0.2	139	1,101	0.1
四半期（当期）純利益	15,056	6.5	12,806	4.5	△ 2,249	71,140	7.3

（注）１．増減は当第１四半期と前第１四半期との比較で表示しております。
２．Ⅳのカネボウ化粧品関連償却費は、当第１四半期は、商標権等の知的財産権及びのれんの償却費であり、前連結会計年度は、商標権等の知的財産権の償却費であります。
３．Ⅲの販売費及び一般管理費には、カネボウ化粧品関連償却費が含まれておりません。
カネボウ化粧品関連償却費を含めた販売費及び一般管理費は、当第１四半期：143,489百万円、前連結会計年度：423,361百万円であります。

要約四半期連結キャッシュ・フロー計算書

（単位：百万円）

科目 ＼ 期別	前第１四半期 (自 平成17年４月１日 至 平成17年６月30日) 金額	当第１四半期 (自 平成18年４月１日 至 平成18年６月30日) 金額	前連結会計年度 (自 平成17年４月１日 至 平成18年３月31日) 金額
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前四半期（当期）純利益	27,274	24,200	116,908
減価償却費	13,613	20,640	60,758
受取利息及び受取配当金	△ 245	△ 451	△ 1,254
支払利息	231	654	1,396
売上債権の増減額（増加：△）	△ 1,728	△ 10,529	618
たな卸資産の増減額（増加：△）	△ 4,644	△ 3,015	△ 4,592
前払年金費用の増減額（増加：△）	△ 155	△ 3,977	△ 8,467
仕入債務の増減額（減少：△）	3,124	1,577	△ 1,759
退職給付引当金の増減額（減少：△）	△ 3,384	122	△ 6,614
その他	△ 2,208	5,779	983
小計	31,876	35,001	157,976
利息及び配当金の受取額	1,588	619	3,379
利息の支払額	△ 248	△ 347	△ 1,428
法人税等の支払額	△ 20,082	△ 16,649	△ 42,634
営業活動によるキャッシュ・フロー	13,133	18,623	117,292
Ⅱ 投資活動によるキャッシュ・フロー			
有価証券・投資有価証券の取得による支出	△ 6	△ 6	△ 3,036
有価証券・投資有価証券の償還及び売却による収入	10,967	12	18,300
有形・無形固定資産の取得による支出	△ 11,861	△ 24,832	△ 201,188
有形固定資産の売却による収入	719	237	1,482
新規連結子会社の株式取得等に伴う支出	-	-	△ 293,034
短期貸付金の増減額（増加：△）	△ 93	12,006	△ 84
長期貸付による支出	△ 228	△ 223	△ 897
その他	△ 406	△ 1,006	△ 1,076
投資活動によるキャッシュ・フロー	△ 911	△ 13,812	△ 479,535
Ⅲ 財務活動によるキャッシュ・フロー			
借入金の増減額（減少：△）	1,013	2,962	386,381
自己株式の取得による支出	△ 5,141	△ 112	△ 6,056
配当金の支払額	△ 9,117	△ 12,096	△ 24,573
その他	15	159	970
財務活動によるキャッシュ・フロー	△ 13,230	△ 9,085	356,721
Ⅳ 現金及び現金同等物に係る換算差額	558	145	2,727
Ⅴ 現金及び現金同等物の増減額（減少：△）	△ 450	△ 4,129	△ 2,794
Ⅵ 現金及び現金同等物の期首残高	70,409	67,527	70,409
Ⅶ 新規連結に伴う現金及び現金同等物の増加額	760	-	760
Ⅷ 連結除外に伴う現金及び現金同等物の減少額	△ 848	-	△ 848
Ⅸ 現金及び現金同等物の期末残高	69,871	63,397	67,527

四半期財務情報の作成等に係る事項

① 会計処理の方法における簡便な方法の採用

当社は、中間連結財務諸表等の作成基準をベースとしつつ、以下のとおり投資者等の利害関係者の判断を大きく誤らせない範囲で一定の簡便な手続を採用しております。

退職給付引当金の計上基準……当社及び主要な連結子会社においては、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当第１四半期末において発生していると認められる額を計上しております。

② 連結及び持分法の適用範囲の異動

・連結子会社　　　（新規）１社：Molton Brown GmbH

販売実績

（単位：百万円）

事業区分	前第１四半期（自平成17年４月１日 至平成17年６月30日）	当第１四半期（自平成18年４月１日 至平成18年６月30日）	増減率	前連結会計年度（自平成17年４月１日 至平成18年３月31日）
家庭用製品			%	
パーソナルケア製品	46,060	45,777	△0.6	187,896
ハウスホールド製品	54,764	56,244	2.7	237,551
サニタリーほか製品	28,407	29,231	2.9	113,630
日本計	129,231	131,253	1.6	539,078
アジア	13,186	15,195	15.2	57,188
欧米	26,632	32,145	20.7	115,329
内部売上消去等	△ 1,615	△ 1,808	-	△ 7,563
計	167,435	176,786	5.6	704,033
化粧品	20,468	59,599	191.2	85,246
工業用製品				
日本	28,234	28,890	2.3	114,522
アジア	12,687	13,673	7.8	53,596
欧米	18,043	20,308	12.6	72,196
内部売上消去等	△ 6,992	△ 8,117	-	△ 31,424
計	51,972	54,755	5.4	208,890
合計	239,877	291,141	21.4	998,171
消去	△ 6,711	△ 7,286	-	△ 26,941
連結売上高	233,165	283,854	21.7	971,230

事業の種類別セグメント情報

当第１四半期（自　平成18年４月１日　至　平成18年６月30日）　（単位：百万円）

	家庭用製品事業	化粧品事業	工業用製品事業	計	消去又は全社	連結
Ⅰ 売上高						
(1) 外部顧客に対する売上高	176,786	59,599	47,468	283,854	－	283,854
(2) セグメント間の内部売上高又は振替高	－	－	7,286	7,286	(7,286)	－
計	176,786	59,599	54,755	291,141	(7,286)	283,854
Ⅱ カネボウ化粧品関連償却費控除前営業利益	17,537	5,603	6,890	30,031	33	30,065
カネボウ化粧品関連償却費	－	5,867	－	5,867	－	5,867
Ⅲ 営業利益	17,537	△ 263	6,890	24,164	33	24,197
営業利益率（%）	9.9	△ 0.4	12.6	8.3	－	8.5

（注）カネボウ化粧品関連償却費は、商標権等の知的財産権及びのれんの償却費であります。

前第１四半期（自　平成17年４月１日　至　平成17年６月30日）　（単位：百万円）

	家庭用製品事業	化粧品事業	工業用製品事業	計	消去又は全社	連結
Ⅰ 売上高						
(1) 外部顧客に対する売上高	167,435	20,468	45,261	233,165	－	233,165
(2) セグメント間の内部売上高又は振替高	－	－	6,711	6,711	(6,711)	－
計	167,435	20,468	51,972	239,877	(6,711)	233,165
Ⅱ 営業利益	18,716	1,698	6,394	26,809	78	26,887
営業利益率（%）	11.2	8.3	12.3	11.2	－	11.5

前連結会計年度（自　平成17年４月１日　至　平成18年３月31日）　（単位：百万円）

	家庭用製品事業	化粧品事業	工業用製品事業	計	消去又は全社	連結
Ⅰ 売上高						
(1) 外部顧客に対する売上高	704,033	85,246	181,949	971,230	－	971,230
(2) セグメント間の内部売上高又は振替高	－	－	26,941	26,941	(26,941)	－
計	704,033	85,246	208,890	998,171	(26,941)	971,230
Ⅱ カネボウ化粧品関連償却費控除前営業利益	92,699	7,773	22,029	122,502	233	122,736
カネボウ化粧品関連償却費	－	2,601	－	2,601	－	2,601
Ⅲ 営業利益	92,699	5,171	22,029	119,901	233	120,134
営業利益率（%）	13.2	6.1	10.5	12.0	－	12.4

（注）カネボウ化粧品関連償却費は、商標権等の知的財産権の償却費であります。

Exhibit B-2

花王の成長戦略と
カネボウ化粧品とのシナジー

2006年7月26日

花王株式会社
社長執行役員
尾﨑　元規

この資料は、7月26日におこなわれた電話会議で使用した資料です。

このプレゼンテーション資料には、2006年7月26日現在の将来に関する前提・見通し・計画に基づく予測が含まれています。世界経済・競合状況・為替・金利の変動等にかかわるリスクや不確定要因により実際の業績が記載の予測と大幅に異なる可能性があります。

◇企業価値増大に向けた2010年度までの目標

花王の成長戦略

1. ビューティケアとヘルスケアの事業領域での成長の加速
2. 基盤事業であるファブリックケア＆ホームケア事業のさらなる強化・発展
3. グローバルに特徴ある強い工業用製品事業への注力

連結での成長を加速

- **売上高：**
  2010年度には
  1兆4,000～1兆5,000億円
- **フリー・キャッシュ・フロー：**
  200億円以上増加
- **一株当たり当期純利益：**
  2005年度の130円から
  2010年度には170～190円

増加するフリー・キャッシュ・フローの使途：

- 成長のための投資
- 有利子負債の返済
- 配当性向40%目標を継続
- 余剰資金による自社株買入れ

◈化粧品事業の特徴


化粧品
ブランド価値

各ブランドの特長を活かして価値を高める

◈カネボウ化粧品の事業概要

企業価値

- 評価：　　　　　　　4,100億円
- 期待される税効果：　1,000億円

事業概況（2006年度予想*）

- 売上高：　　　　　　約2,000億円　前年比　実質+1～2%
- 償却前営業利益率：　約10%

*花王連結対象11ヵ月分

**花王の成長ドライバーであるビューティケア事業を
カネボウ化粧品の取得により加速させる**

◇国内化粧品市場の状況

市場規模と傾向（2005年度）

- ➢対前年成長率：　1.4%（SLI　小売りベース）
- ➢市場規模：　1兆5,000億円（経済産業省　化学工業統計）
- ➢商品の傾向：　5,000円 以上の高価格品が伸長
- ➢チャネルの傾向：　ドラッグストアを中心とする量販店での販売額が増加

ブランドの特長を活かし、付加価値を高めた新しい提案により、成長が期待される

◈国内化粧品事業のチャネル・ブランド体制

		デパート	ドラッグストア GMS	専門店
カウンセリング	ハイ プレステージ	est RMK LUNASOL		TWANY LISSAGE
	プレステージ		SOFINA Kanebo FEEL YOUR BEAUTY	SOFINA Kanebo FEEL YOUR BEAUTY
セルフ	マス		Kanebo FEEL YOUR BEAUTY	Kanebo FEEL YOUR BEAUTY

◇海外化粧品の事業展開

	アジア	欧米
花王ソフィーナ SOFINA	香港、台湾、上海のデパートで展開	
カネボウ Kanebo FEEL YOUR BEAUTY	アジア11カ国・地域に進出	プレステージブランド「SENSAI」を中心に27カ国で展開
モルトン・ブラウン MOLTON BROWN		英国を中心に、 世界70以上の国・地域で販売

化粧品事業売上高の約10%を占める

◇化粧品事業のブランド価値向上に向けた諸施策

利益の拡大とさらなる成長に向けた積極投資 ⇒ **ブランド価値の向上**

売上拡大

商品力の強化

- 花王、カネボウ化粧品の技術開発力を相互に最大限活用

チャネル別の品揃えと店頭・カウンセリングの充実

- オール花王の総合力を発揮して、チャネルごとのプレゼンス強化

海外事業の強化・拡大

- 重点強化地域に特化したブランド戦略：
  中国での事業拡大 ⇒ 2010年度には売上高200億円超を目指す
- モルトン・ブラウンとの連携

◈化粧品事業の売上目標

シナジーの発現による売上の拡大

100億円超ブランド： 8 → 倍増へ

2001～2005年度	2006～2010年度
売上成長率 1～2% /年	売上成長率 加速 4～6% /年

花王

◈化粧品事業のコストシナジー

サプライチェーンにおけるシナジーの発現

- ステークホルダーとの関係を重視しつつ、業務統合・分担化推進による効率化を実施

R&D	生産・調達	マーケティング	物流	営業	サービス
-保有シーズ積極活用 -研究調査データ共有化	-生産設備の相互活用		-拠点最適化		

累計コストシナジー（～2010年度）

100～150億円

→ 利益成長

◇化粧品事業の売上・利益目標

シナジーの発現による売上の拡大

売上成長率

2006～2010年度
4～6% /年

売上成長を上回る利益成長の実現

営業利益成長率

2006～2010年度
8～10% /年

注：カネボウ化粧品取得による減価償却費を除いた営業利益

花王

◈カネボウ化粧品取得による フリー・キャッシュ・フローの増加

主な資金の増減額(2006年度予想)

	増減額
➢税引前営業利益(カネボウ化粧品営業利益－減価償却費)：	▲50億円
➢商標権等知的財産権償却費(税効果あり)：	170億円
➢知的財産権償却費税効果(支払い税金の減少)： (実効税率：40.54%)	69億円
➢のれん償却費(税効果なし)：	100億円
➢運転資本増減、設備投資等	：

フリー・キャッシュ・フローの増加：200億円以上

↓

さらなる成長への投資

花王